Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

CORPORATE PARTICIPANTS

Bob Phillips Crestwood Equity Partners LP - Chairman, President and CEO

Robert Halpin Crestwood Equity Partners LP - SVP and CFO

Heath Deneke Crestwood Equity Partners LP - COO

Joel Lambert Crestwood Equity Partners LP - General Counsel

Bill Gautreaux Crestwood Equity Partners LP - President of Liquids & Crude

Brian Freed Crestwood Equity Partners LP - SVP of Western US Commercial Operations

Will Moore Crestwood Equity Partners LP - SVP of Strategy & Corporate Development

CONFERENCE CALL PARTICIPANTS

Gabe Moreen BofA Merrill Lynch - Analyst

Michael Blum Wells Fargo Securities, LLC - Analyst

Ethan Bellamy Robert W. Baird & Company, Inc. - Analyst

J.R. Weston Raymond James - Analyst

PRESENTATION

Operator

Good morning and welcome to this morning’s joint-conference call to discuss Crestwood Equity Partners and Crestwood Midstream Partners second-quarter 2015 financial and operating results.

Before we begin the call, listeners are reminded that the Company may make certain forward-looking statements, as defined in the Securities and Exchange Act of 1934, and are based on assumptions and information currently available at the time of today’s call. Please refer to the Company’s latest filings with the SEC for a list of risk factors that may cause actual results to differ.

Additionally, certain non-GAAP financial measures such as EBITDA, adjusted EBITDA and distributable cash flow, will be discussed. Reconciliations to the most comparable GAAP measures are included in the news release issued this morning by both Companies.

Joining us this morning with prepared remarks is Chairman, President, and Chief Executive Officer Bob Phillips, and Senior Vice President and Chief Financial Officer Robert Halpin. After the speaker’s remarks there will be a question-and-answer session with Crestwood’s current analysts. Today’s call is being recorded. At this time I will turn the call over to Bob Phillips.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Thank you, operator. And good morning. Thanks to all of you joining us on this call. I’m going to give a brief overview of where we are at Crestwood right now, really just touch on three strategic points, and then turn it over to Robert to review the details of the quarter.

Point number one, first, we are very pleased with our second-quarter performance, particularly given the significant challenges facing the industry right now. As you can tell from our results, we’ve been laser focused on cost savings since the first of the year, and very pleased to report the [sen] with about $20 million of consolidated cost savings compared to our fourth-quarter 2014 run rate. This is a huge accomplishment and I want to congratulate all of our dedicated employees, both in the office and in the field, for this achievement.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

These are a particularly broad cost savings. They are largely-fixed cost savings, some small-variable cost savings, but we consider these to be largely-permanent cost savings. They are improvements across all of our operating areas, some dating back to initiatives that we started several quarters ago.

We had streamlining in the back office, you recall, that we announced a realignment of our commercial- and business-development organization and the operating teams. All of this contributed to these cost savings. We have also had aggressive supply-chain activities pushing back on our vendors to become more competitive. All of these contributed to this great achievement.

On that basis, I’m very comfortable that Crestwood will exceed the $15 million estimated cost savings for the full-year 25 [sic — 2015], and the $25 million to $30 million run-rate savings that we predicted after the completion of our Project Adapt on March 30, 2015. And, importantly, we are getting these cost savings while maintaining our operating efficiency. We had very good run times throughout the quarter, and, very important to Crestwood, we are meeting our safety and our compliance goals at the same time.

Point number two, secondly we are beginning to see some very solid-commercial activity, and starting to peck away at some bolt-on growth projects, new customers, positive-contract renewals around our existing assets. Let me highlight six areas for you.

Number one, COLT up in the Bakken. We added new refinery customers. We had an important contract extension. Our West Coast customers during the quarter were impacted by fires and strikes. Our East Coast customers were impacted by narrow WTI-Brent spreads. But we had very consistent performance throughout this first and second quarters of this year.

Importantly, just within the last week we had a record-loading day of over 200,000 barrels a day. I’m very proud of the accomplishments of our crude-by-rail loading team up the COLT Hub. They continue to perform well operationally.

From a macroeconomic standpoint, I know you’re interested in our view of the Bakken, crude-by-rail volumes continued to go strongly to both coasts. Refiners on both coasts have made the Bakken barrel an important part of their overall feed slate. Those volumes compared to pipeline volumes have remained relatively flat since June of last year. That is an important feature of the business. We are still moving as an industry 550,000 to 600,000 barrels a day out of about 1.2 million barrels a day of production.

So crude-by-rail continues to move at least 50% of Bakken production to the market. And, as you know, COLT continues to be the leader in crude-by-rail, by volume, in the Bakken play. So, we’re very pleased with our repetitive position there, had a good quarter. We are starting to see contract renewals that are positive, new customers coming to COLT Hub for their supplies, so that’s all positive going forward.

Number two, Arrow, also in the Bakken. Signed up new producers and new storage customers. Finally finished our 200,000-barrel, new-storage facility at the COLT CDP. That is supported by a long-term contract with Tesoro. And we added a new-refinery customer to that storage business there.

Beginning to see Bakken producers migrate from fringe areas to top acreage in the Bakken, as we had predicted a couple of quarters ago. Statistically 94% of the rigs now running in North Dakota are running in four counties: Dunn-McKenzie, which is where the Ft. Berthold Indian reservation is and where our Arrow gathering system is located and Williams County where our COLT Hub is located. Our assets are located in the hot spot in the Bakken. That’s where producers have gone to at lower prices to continue to develop Bakken production.

New estimates of breakeven prices have recently come out, suggesting that in those areas, those four counties, Bakken producers can produce economically between $24 and $41 per barrel. So, again, we are in the right place to have continued-development activity. Our producers’ drilling and completion costs are coming down, as are others in the Bakken. EURs are improved, IP rates are higher.

Both WPX and Halcon are most aggressive producers during the last six months. And over the next six months both had great announcements recently indicating their success of drilling on our system.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

I want to commend our Operations Team at Arrow as operating expenses are down over 30% since the first quarter of 2015, and even more since our operating expenses peaked back in the third quarter of 2014. Our volumes are good, they are solid. Oil was flat, gas and water both up. I’m now pleased to say we are capturing more than 90% of the gas being produced on the reservation. That is a very important statistic for gas capture.

Number three, the Delaware Permian area. Not an area that made a big contribution to our second quarter, but is beginning to become what we think is a material-development area for us. We signed up five new producers around our Willow Lake facility earlier in the year as Wolfcamp and Bone Spring 2 development moves into this area. We have been waiting for several years for this.

It is driving plans to potentially add a 30 million a day processing plant, expand our gathering system, and expand our takeaway capacity as producers are beginning to drill more and more wells in our area. We are also working on the potential underwriting of the relocation of a 100 million a day processing plant that we own over in the Barnett Shale that we would move out to Eddy Company [sic — County], New Mexico. So, we are excited about the potential of that area over the next several quarters.

Number four, Antero. Operating expenses down 30% since the fourth quarter of 2014. Antero Resources public announcement confirms they will be completing the 22 drilled but uncompleted wells on our system in 2016. That should boost volumes back up to the level that we have seen over the past year or so.

If you look at netbacks in that region going forward, we also see the potential for future dry gas development as NGLs continue to lose some value at the wellhead and economics are changing for producers in that region. So, we are very optimistic about our Arrow gathering system over the second half of this year as it bottoms out and into 2016 as volumes increase again.

Number five, storage and transportation, both in the Northeast as well as Tres Palacios. We have added new shippers and capacity expansions on the Marc I and North-South Pipelines. Steady progress on Marc II, which would tie into Penn East. Our Northeast gas storage is 99% contracted.

Trace Palacios had a really good second quarter, over 90% subscribed for the second half of 2015. We brought in new customers. The market is tightening up as Eagle Ford supply declines and we get higher demand out of the Gulf Coast market.

We’re seeing improving storage and hub services. And we had a 3 times increase in year-over-year volumes in the second quarter on our pipeline system there at Tres, owing to the introduction of customers on Kinder’s Copano processing plant to the broader market that they can access through Tres. So, we’re very pleased with that.

Over the long term, Tres continues to be well-positioned to serve Freeport LNG, still on schedule to be interconnected via Boardwalk late in 2016. So, we have upside potential there as we discuss storage services with Freeport LNG suppliers and shippers.

And, finally, our NGL business had a really good quarter in the second quarter despite relatively historic and somewhat extreme price volatility during the quarter, particularly for propane and butane. We’ve seen increased NGL supplies from the Marcellus Utica region, which is where we are one of the leading marketers in that area. That matches up with the long-term transportation position we took out on ME2, which should come in service in 2016, so we’ve got long-term growth built into that business.

In the near term, our propane and butane business has set up very well for a strong winter market, as we’ve been able to acquire supplies at some of the lowest costs that we’ve seen in the last few years and store into our approximately 2.4 million barrels of NGL storage that we have under contract, both owned as well as third party. So, the NGL business sets up well for the third quarter.

Each of these items that I mention on six of our key assets and businesses should bear significant fruit for us in the quarters ahead.

Third point, we are making very good progress on simplification merger. We expect to close it in the third quarter. We have no hiccups or have had no hiccups along the way and we are very much on track for our timeline.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Notwithstanding the poor-unit performance that we’ve seen, we still remain very committed to the merger. It is clear that our industry is consolidating, that size does matter, as competition increases in all areas along the midstream-value chain. We still believe in our strategy’s diversified asset base, fixed-fee contract model. We still believe our assets and operations are located in the right shale plays and basins for long-term growth.

The simplification merger is going to be a very important step to improve our competitiveness. This is a market where exceptional customer service and low-cost safe operations will create competitive advantages and opportunities for growth. So, we are positioning Crestwood there. We think the merger will lead to more cost savings for Crestwood, a lower long-term weighted average cost to capital, and more strategic options for us.

Our controlling shareholder, First Reserve, has been very supportive of the merger strategy and is helping us finance new-project opportunities as they arise. I thought it was important to point out the renewed support that we are getting from them, particularly at this time when we know our cost of equity capital is not competitive. So, First Reserve is stepping into the breach, and will help us until our equity capital improves.

On that note, let me say again that we are very disappointed in the way the units have responded since the merger was announced on May 5. I don’t feel like we are being picked on particularly. There’s been a lot of good consolidation transactions that have not fared well after announcement.

We are particularly concerned that our current-unit prices do not reflect the fundamentals of our key assets and our businesses. They don’t reflect the quality of the cash flow that is being generated from Crestwood’s assets. They certainly don’t reflect the extended period of improving performance that we have shown over the past six quarters with increases in EBITDA, DCF, coverage ratio and leverage improvement. And we don’t think they reflect the long-term growth potential in the regions that we operate in or the benefits of the simplification merger.

So, to our investors, we appreciate your continued support. We hope that the second-quarter results will be recognized as another very important positive step in the process to build long-term value at Crestwood. We think the merger will be another important step in the third quarter.

And finally, achieving our 2015 adjusted EBITDA guidance in the range of $540 million to $575 million and delivering post-merger distribution coverage of about 1.05 times by fiscal, year-end 2015 will be yet another step and another indicator of value creation at Crestwood as we move into 2016.

With that overview, I will turn it over to Robert Halpin, our CFO, to discuss our second-quarter financial and operating results. Robert?

Robert Halpin - Crestwood Equity Partners LP - SVP and CFO

Thanks, Bob. And thanks again to everyone on the call for joining us this morning. In the second quarter of 2015, Crestwood delivered another strong quarter of financial and operating results, despite continued challenging market conditions. I will first discuss the results for CMLP and then provide some summary remarks for CEQP.

At CMLP second-quarter adjusted EBITDA totaled $125 million, a 14% increase over the second quarter of 2014. Distributable cash flow totaled $97 million, representing a 19% increase over the second quarter of 2014. Distribution coverage for the quarter improved to 1.09 times, or 0.97 times on a 100% cash-pay basis, including the Class A preferred units. Our adjusted EBITDA and DCF growth year over year demonstrates the strong execution from our operating and commercial teams to capture substantial cost reductions and improve our margins.

In our gathering and processing segment, segment EBITDA, exclusive of a non-cash goodwill impairment totaled $48.5 million in the second quarter, a 9% increase compared to $44.5 million in the second quarter of 2014. During the second quarter of 2015 average natural gas gathering volumes were 1.16 Bcf per day, a 5% decrease from the second quarter of 2014, processing volumes increased 13% to 216 million cubic feet per day, and compression volumes increased 34% over the second quarter of 2014 to 629 million cubic feet per day. Despite slightly lower gathering throughput year over year, segment EBITDA was positively impacted by a 3% year-over-year decrease in operating expenses and higher Marcellus, Antero and PRB Niobrara contributions.

Now turning to our storage and transportation segment, segment EBITDA totaled $37.1 million in the second quarter of 2015, compared to $37.8 million in the second quarter of 2014. Segment volumes averaged 2.2 Bcf per day for the quarter, a 21% increase over the second quarter of 2014,

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

due primarily to Northeast pipeline-expansion projects completed in the fourth quarter of 2014, as well as a full-quarter contribution from the Tres Palacios joint venture. Segment EBITDA increased 1% during the first six months of 2015 compared to 2014, but declined 2% from the second quarter of 2014 as a result of lower revenues from interruptible services driven by Crestwood’s continued shift in strategy towards firm transportation services over the last 12 months.

In our NGL and crude services segment, segment EBITDA, exclusive of a non-cash goodwill impairment, totaled $49 million in the second quarter of 2015, representing a 41% increase compared to $34.7 million in the second quarter of 2014. Segment EBITDA growth was driven by increased volumes on the Arrow gathering system and facility expansions supported by take-or-pay contracts at the COLT Hub. In the second quarter of2015, Arrow system crude, gas, and water volumes increased 2%, 41%, and 33%, respectively, from the second quarter of 2014.

COLT Hub rail loadings were up 10% from the second quarter of 2014. Crestwood achieved substantial cost savings associated with our Bakken operations, lowering operating expenses by 37% and 19% for Arrow and COLT, respectively, compared to the first quarter of 2015.

Now moving to the balance sheet at CMLP, as of June 30, CMLP had approximately $2.2 billion of debt outstanding, including $1.8 billion of fixed-rates senior notes and $358 million outstanding under our $1 billion revolving-credit facility. In conjunction with the simplification merger, Crestwood Midstream intends to upsize its revolving-credit facility to $1.5 billion, the proceeds of which will be used to retire Crestwood Equities revolving-credit facility and fund the combined partnership’s ongoing operations. In July 2015 Crestwood Midstream received final lender commitments for the $1.5 billion credit facility. And subject to customary closing conditions the facility will close concurrent with the closing of the simplification merger.

Now moving to CEQP, CEQP’s second-quarter consolidated adjusted EBITDA totaled $133 million, a 13% increase over the second quarter of 2014. CEQP’s stand-alone operating assets generated $7.7 million of EBITDA in the second quarter of 2015 compared to $8 million in the second quarter of 2014. Second-quarter 2015 segment EBITDA was slightly below second quarter of 2014 primarily due to force majeure events with West Coast refining customers, offset by higher performance from the NGL supply and terminals business.

Looking forward into the second half of 2015, as Bob mentioned, we remain very optimistic about the prospects for the NGL business. Due to the combination of significant NGL supply growth and lower crude oil prices, the price of NGLs have continued to move lower, which has created an opportunity for our NGL supply and logistics business to build seasonal storage inventory at favorable prices and lock in fixed-forward sales during the winter peak demand season that should translate into improving segment margins in the fourth quarter of 2015 and first-quarter 2016.

Now to CEQP’s balance sheet, as of June 30, CEQP had $341 million outstanding under its revolving-credit facility. And as previously mentioned, this will be refinanced under the new $1.5 billion revolver concurrent with the closing of the simplification merger.

Before opening the line up for questions I did want to follow up on Bob’s introductory commentary around year-to-date performance and where we go from here. For the first half of 2015 our Team has largely delivered on its financial, commercial and operational objectives. From a financial standpoint we have meaningfully grown year-over-year EBITDA and DCF, while materially improving our coverage ratio and decreasing our leverage ratio. We have done so largely through financial discipline and aggressive cost-cutting efforts to materially improve our profit margins.

As such, we remain on track to deliver on our 2015 guidance despite industry headwinds stemming from commodity-price volatility. As for next steps we remain committed to the simplification strategy. Crestwood is located in the right basins and shale plays to develop new-growth projects and we are doing what we can to ensure we are positioned to capture our share of those opportunities. Through the simplification transaction we are actively positioning Crestwood to be more competitive, and continued execution through the remainder of 2015 and 2016 remains our core focus to get back on track towards building unit-holder value.

With that, I will now open the line up for questions.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question comes from the line of Gabe Moreen with Bank of America.

Gabe Moreen - BofA Merrill Lynch - Analyst

Good morning, everyone. Questions on the Antero incentive tariff, I think, mechanism that’s been put in place. A two-fold question. One, does that have any impact on Q2 volumes? And I’m wondering if there is more color in terms how that’s structured in terms of when does it kick in, above what level of volumes? And maybe if you could talk about what pricing level on that gas, as well.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Gabe, I’m going to let Heath Deneke, our Chief Operating Officer, answer that question. And I think it raises the broader issue for us, and that is, when does dry gas in that area become economic to begin to drill vis-a-vis the lower netbacks that they are getting for rich gas right now. So, Heath, why don’t you touch on the incentive rate agreement and then talk about how optimistic we are about future dry gas development in that area.

Heath Deneke - Crestwood Equity Partners LP - COO

First, I think the incentive fee is really a win-win between us and Antero. I think it is reflective of our continued strong relationship that we have in place. It’s a month-to-month contract. We put in place late in the second quarter, so it really did not have a lot of impact on Q2 volumes, but it certainly has helped us have higher flows than what we otherwise would’ve had during the third quarter. So, we are very pleased it’s in effect and it is working exactly as designed.

We expect it to be a short-term bridge. It really is in place to get us through the summertime during a period of low demand. I think as we get into the winter when local demand is stronger, and in particular when the new Stonewall regional pipeline system is in place, we think the need for such an incentive fee will largely go away.

So, as it relates to your specific question on the second quarter volumes, I would say it did have some impact — in other words, keeping higher volumes on than what it otherwise would have. It is probably maybe too detailed to get into the exact pricing mechanisms, so I won’t go into that direction. But what I will tell you is that it only applies to a portion of our volume that is somewhat captive to local market sales. So, it’s not across our entire volume portfolio and we largely retain the majority of our margins in the discounted fee structure.

And I do want to comment just a bit on what Bob alluded to. When you look at current frac spreads in the Northeast, in some cases looking at the value of the given BTUs and the gas stream relative to the NGL stream, it certainly does start to get us excited about the prospect of returning to the dry gas areas of our Eastern area of dedication in that region. I think it goes hand in hand as we start to see more gas take away, improvement in local gas prices in that basin, we think that that spread will only intensify, which we think in the long term is a good thing for us.

Gabe Moreen - BofA Merrill Lynch - Analyst

Thanks, Heath. And then another question from me in terms of preliminary thoughts. I don’t know if you are willing to give any around what 2016 growth CapEx might be across the asset base.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

We specifically, Antero, or generically all of our producer assets, we won’t start working with our producers on 2016 drilling plans until probably November of this year and maybe later depending upon what kind of price volatility we have in the fourth quarter. We do not have visibility to those 16 development plans yet in any area.

Heath Deneke - Crestwood Equity Partners LP - COO

I would just add, in the Marcellus specifically, we’ve got a fair amount of capacity that we built out at the end of 2014.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Yes, we won’t have to spend much capital, in any case, on Antero. But I’m just saying generically it will be at least another three or four months before producers start peeling back their 2016 plans for us. Probably spend some capital on Arrow. Definitely going to see some geographic expansions there so we will need to build out the system, maybe add some capacity within the system for higher volumes at peak rates.

We’ve built out 875 million a day of capacity at Antero. We’re running at about 600 million a day right now so we have plenty of excess capacity. And we are very leveraged to the upside with either price improvement, or just the peak volumes that will come from completing those 22 DUCs in the second half of the year. That will have a big volume push and we won’t have to spend any capital to handle all of that.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. Last question for me, guys, is just the proxy obviously makes for pretty interesting reading in terms of some of the discussions you had before you got to the simplification process. Can you just talk about whether discussions continue? It sounds like you are talking to people parties, whether they’re the change in the MLP landscape or the continuing evolving landscape here in the commodity front, either discussions have been revived or are other things going on?

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Gabe, you of all people should know that we have talked to a lot of people over the last year. We had that discussion each quarter and we were very transparent quarter to quarter. And clearly with the proxy information that we filed, that was even more transparent from a chronological standpoint. I don’t think we have anything to add to that.

We are always looking at strategic alternatives here at Crestwood to try to create value for our investors. We are very disappointed where the stock prices are trading right now. But that does not mean that we have stopped thinking about ways to grow the business, or get bigger, better, stronger. We will always have conversations with people when there is an opportunity to look at a new way to create value for our investors.

But since you did talk about the proxy let me use that as an opportunity to ask Joel Lambert to just jump in real quick and give us an update on the timetable for the merger. Joel, do you want to do that?

Joel Lambert - Crestwood Equity Partners LP - General Counsel

Sure, thanks, Bob. As people know, we filed a proxy back in June, received comments back from the SEC here in July a couple of weeks ago. We responded back to the SEC on July 24 and we are waiting to see if there are any final comments from the SEC on whether we can go effective with the proxy. We plan to set the record date here in the next week or so, and then from there we will go to hopefully have a vote here in mid to late September.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Anything else, Gabe?

Gabe Moreen - BofA Merrill Lynch - Analyst

No, thanks, everyone. Thanks, Bob.

Operator

Our next question comes from the line of Michael Blum with Wells Fargo.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Good morning, guys Just two really quick questions for me. One, obviously interesting incentive deal with Antero. I’m just curious, is that something you think you could see applied more broadly across the portfolio in any other areas or do you think this is a specific case here?

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

The answer is absolutely yes. And we didn’t just invent this. We have been doing incentive rate deals in low-price cycles since I’ve been in the business back in the 1970s. remember, the 1980s, short-term incentive rate deals in the 1980s lasted a decade, unfortunately.

The midstream companies in a down cycle have very few tools. One is to cut costs and be more efficient and provide a better service. The other is to share the pain with our customers. We view incentive rate structures as very bipartisan, very proactive. We know that our producers have long memories and that when we help them when they are down, they help us when prices are good and they are back to drilling again.

The Antero deal is not the only deal. We actually announced a deal like that on the Barnett with Quicksilver last year. And that incentive rate structure brought some new volumes to the system and it was very positive for us and has a great MTV.

We are talking with customers on other systems, such as Arrow, for example, and we think that that is a very important collaborative step that we can take with our producer customers to try to get them through this tough time, improve their returns, their economics a little bit, show them that we are all in this together. And when we can get a term extension or some other upside potential, maybe even put a floor under those volumes, like we’ve done in other areas, then we think an incentive rate structure is a positive thing and it is a win-win for both. Heath, do you want to comment?

Heath Deneke - Crestwood Equity Partners LP - COO

I think you covered it largely. I do think on the margin these incentive fee structures are really about maximizing volumes. So I think they make a lot of sense for us and our customers, and really improve the margin on that incremental volume that we see, or otherwise might not have if it weren’t for the fees. So, to Bob’s point, we’ve seen it in the Bakken, we’ve got it in the Barnett, we’ve got it in Marcellus, and I think we have seen some improved results volumetrically as a result of that.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

By the way, Michael, our net margin improvement was in spite of those incentive rate givebacks that we had. We pointed out in our press release that our net margins were up big time, and that was offset by some of that incentive rate giveback. But we like the concept of helping our producers during tough times, and we get it back through contract extensions and additional acreage dedications. And it is just the right thing to do in a time like this.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay. Great. And then the other thing I just wanted to confirm or ask you — the NGL marketing business, at CEQP, in the past you’ve talked about that business on a run rate business generating $60 million to $65 million of EBITDA. Is that still the right range?

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

We think it is. They are having a very good year. I’m going to let Bill Gautreaux, who runs that business for us, talk about this in a second. It gives him an opportunity to brag on the great job his people did in the second quarter.

We had a good second quarter and a good first half of the year despite some real problems. We’ve got a West Coast facility that is largely tied to and provide services to West Coast refineries. And I think everyone knows what happened over the first half of the year to Exxon and Tesoro and other refineries out there between fires and strikes, and lions and tigers and bears, oh my. There was a lot of disruption in that market so that had an impact on that business.

Having said that, you can see the results were positive and above same period prior year. So, that means the rest of the NGL business, particularly our supply and logistics business, did exceptionally well and we are very excited about how they positioned us for the second half of the year with our propane and butane business. Bill, do you want to jump in there and give some color on that?

Bill Gautreaux - Crestwood Equity Partners LP - President of Liquids & Crude

I would just say that we would affirm that run rate. We have a number of things that we think will provide incremental growth both in 2016, and then I think particularly in 2017 as we see the new pipeline systems coming on in the East Coast, and what that does in terms of volumes and getting to export docks.

I would just say the business in general, it’s a diversified platform between the trucking business, the rail business, our pipeline shipping business, the marketing and hedging business, storage, and then the terminals and fee-based assets that we have. You get some variation in where the dollars come from but the track record of the total platform has been very consistent, and we feel very good about it, particularly in this environment where you have product that is constrained and a lot of volatility. It particularly complements our downstream logistical asset base

Michael Blum - Wells Fargo Securities, LLC - Analyst

Great. Thank you very much, guys.

Operator

Our next question comes from line of Ethan Bellamy with Robert W. Baird.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Good morning, everyone. With respect to COLT, how are you guys thinking about long-term recontracting prospects with all that pipeline infrastructure coming online in the Bakken?

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Thanks for the question, Ethan. That’s a good question. It’s not one that we have to deal with imminently. Our largest customer there, Tesoro, that contract goes through 2016. It does give us an opportunity to reemphasize, though, we have almost 150,000 barrels a day of rail-loading facility and storage there that’s under take-or-pay contracts. So, we do get paid whether they use it or not.

I did point out that in the second quarter we did have rail-loading volume impact on those West Coast shut-ins and the tight spreads on the East Coast. Having said that, the deficiency payments made up the difference, and so it worked exactly the way it should.

I’m going to ask Brian Freed who runs our Western Commercial Operations, and specifically manages COLT, and was the person who originally entered into those contracts with those East and West Coast refiners. He had very good success in the quarter extending Flint Hills contract by another 39 months. He has added a new customer in Northern tier. So, Brian, do you want to give color around our re-contracting exposure and how you think that’s going to play out?

Brian Freed - Crestwood Equity Partners LP - SVP of Western US Commercial Operations

Yes. The first thing I would say is that we have most of our contracts extended, as Bob mentioned, through and past the end of 2016. There’s some near-term re-contracting that we need to do but we do have larger long-term contracts that we have set up at the COLT terminal.

Additionally, beyond that we focused a lot and primarily on West Coast customers. So, the majority of the volume going out of our facility does head to the West Coast, the Pacific Northwest, in particular. And that’s a vast majority of the volume that we have is directed in that direction. And that’s, quite frankly, where that best netbacks going out of the Bakken result into. And there are no pipelines that are coming onboard that are headed out to the West Coast, at least in the near-term planning stage.

We think that in the Pacific Northwest, in particular, it’s going to be a long-term rail, in particular is going to be a long-term portion of that refinery slate out there. And then additionally on the East Coast that’s largely the case there, too. Most of the new pipelines that are coming on are feeding into the Gulf Coast where you’ve got Permian production and Eagle Ford production also going down there to compete with it, as well, in terms of pricing.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

And we really don’t compete with the Gulf Coast market for our barrels

Brian Freed - Crestwood Equity Partners LP - SVP of Western US Commercial Operations

There’s very few volume that goes out of our facility and heads to the Gulf Coast.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Ethan, one of the competitive advantages we have at COLT — and we talk about it each quarter — is we typically have about 300,000 barrels a day that can access the COLT Hub. And that’s the reason why refiner customers come there, is to have access to that kind of supply. They have spent years building their supply purchasing capability logistically from the well head through the truck through the gathering system into COLT, into the significant amount of storage that they have there at COLT.

The rail loading facility is just one of the avenues by which those customers take barrels away from there. We feel like as long as the Bakken barrel remains price competitive — which it is very price competitive today at these lower prices — we are going to continue to be a service provider to those coastal refineries. And as Brian said, we view the West Coast refinery market as being a permanent market opportunity for us.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Thanks, Bob and Brian. Just one follow-up. Bob, you see a lot of field level real-time data that we don’t see. Do you have any big picture outlook on commodities or crude oil that you could opine on?

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

We really don’t, Ethan. We have a Board meeting coming up, and Will Moore, who runs our business development, corporate development, has been tasked with bringing us up to speed on what 2016 and beyond looks like. So, maybe, Will, you might have a comment there.

But I think from my standpoint, running the Company we are focused entirely on running Crestwood as if we were in a perpetual $50 crude, $3 gas price environment. We’ve cut our cost and reduced our cost structure to a level where we can be profitable and continue to grow the business and provide good services to our customers, even at that low level.

Having said that, we don’t spend a whole lot of time trying to predict price because, as you recall, about 95% of our margin is all fixed fee anyway. So, other than volume exposure we don’t have a lot of direct exposure to crude oil. Will, do you want to comment?

Will Moore - Crestwood Equity Partners LP - SVP of Strategy & Corporate Development

Yes. The only thing I would add to that is in this lower to longer pricing scenario that we are in, I think what’s proven out is where we are at in the plays. Everybody likes to tap the core of the core but I think you’re seeing, from the results that we see on a real-time basis, that the volumes are there and the producers are going to the core of the core in their respective plays, and that is leading to maybe not the hyper growth that we saw in the past years in those areas but keeping steady volumes and growing volumes over time. And I think that validates the investments we’ve made here at Crestwood.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Just a final response to his question. We see a lot of producer development plans and we know the economics that they are running on their netbacks in the areas that we are operating in, like the Bakken, like PRB Niobrara and the like the Delaware Permian, for example. Almost all the producers we talk to can economically develop their properties at current prices, wouldn’t you agree?

Heath Deneke - Crestwood Equity Partners LP - COO

Yes, I think so. And largely the result, they’re starting to see the service costs on their side of the ball materialize, the improvement in EURs and completion techniques. It really provided them the opportunity to continue to drill — as Will pointed out, maybe not quite as robust as what they would have last year but we are starting to see return of some significant drilling plans in those areas of our acreage.

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Sorry we don’t have a better forecast than that Ethan. But if I was a good forecaster I would be in a different business.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Thank you very much.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

Operator

(Operator Instructions)

Our next question comes from the line of JR Weston with Raymond James.

J.R. Weston - Raymond James - Analyst

Good morning. Congrats on the quarter. I just had a question, trying to stay big picture, just thinking about the guidance that you gave on the pro forma MC back upon the initial announcement and the updated commentary today. And then just even the forecast prepared for the conflicts committee for back in June. I was just wondering if maybe, number one, you guys could reconcile the guidance data from each of those? And if anything has changed just with how the operating environment shaped up over the last six weeks or so across the whole midstream space.

And then maybe, number two, just talk about the EBITDA growth components over the next two or three years. Obviously you guys had mentioned 11% DCF growth through 2017 in the initial announcement. I was just wondering if maybe you guys could talk about some of those a little bit.

Robert Halpin - Crestwood Equity Partners LP - SVP and CFO

Sure. Thanks, JR, this is Robert. I will hit on that, largely. I think, first, your question on the guidance we provided both for 2015 as well as through the S-4 proxy statement and the projections that were utilized by the committees in that evaluation, as Bob mentioned today we still feel very confident in the 2015 outlook, reaffirming where we expect to come out for the year on a consolidated basis, and would expect to achieve those targets by the end of the year.

Longer term, at this point we continue to evaluate the opportunities around our platforms, continue to evaluate the commodity price environment that we are in and how that will impact our business. I don’t believe, particularly in the 2016-2017 timeframe, we have any information today that would suggest we would expect anything different than what we had reviewed with our committees and what we’ve laid out. I do think there’s obviously — one of the benefits of our diversified portfolios is you might see different mix and how that gets achieved, but we still see a lot of opportunity around our businesses across the country.

I think that that segues into your next question, and that is, where are the key drivers of EBITDA growth? And I think that they are largely the same as what we talked about around the simplification transaction. As Will alluded to, we still are very bullish on our Bakken position, particularly at the Arrow system where our customers there continue to drill, even in a lower commodity price environment.

I think, as we’ve pointed out, the growth trajectory obviously looks a little bit different than what we would have expected in a $100 crude pricing environment. But we had considered that when we put the production together around the proxy statement. Obviously we were already in the cycle of crude price decline at that point. And I think that is largely factored into the 2016 and 2017 numbers that we’ve laid out.

So, Bakken is a big one. I think when you think about longer term, Marcellus, our Northeast storage and transport position continues to be one of the shining stars in the organization. We announced some relatively small but very economic bolt-on expansion opportunities there, here in the second quarter, expansions on the MAC 1 system. Obviously longer term we still believe in those MARC 2 projects, that that is a project that the market needs and we expect will be completed. S0o, that will be another significant driver and leg of growth over the five-year period.

I think those are really the two highlights,. And then continued development and operation around the remainder of our G&P portfolio. I think we continue to work with our producers, as Bob mentioned, and find ways to cut costs and effectively and efficiently manage our business. I think we are starting to see the fruit of that here in the second quarter, and I think that trend will continue through the balance of 2015 and on into 2016.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

J.R. Weston - Raymond James - Analyst

Great, thank you. That really helps just in terms of the geographic mix and the organic growth portfolio that you guys have. And maybe just thinking even bigger picture, just looking at that S-4 guidance into the out years, I was just wondering if maybe even qualitatively you guys could talk about how much of it is predicated by that organic growth that you had talked about compared to maybe just the overall improvement in commodity prices. And then maybe optimizing or taking market share with the existing base business. I don’t know if you guys could maybe talk about that a little bit, as well.

Heath Deneke - Crestwood Equity Partners LP - COO

Hi, this is Heath. I would articulate it this way. I think it is in twofold. One around our existing assets, as we mentioned up in the Marcellus, with the potential for dry gas development, when we think about producers like WPX adding a couple of rigs in the back half of this quarter to increase drilling activity.

We see a lot of organic growth around our existing portfolio that doesn’t really require a whole lot of CapEx. I think the systems, largely the backbone systems are in place. You’re looking at well connection capital. We think that the return of even modest drilling activity in combination with our reduced cost really drives a lot of the organic growth going forward.

But I also have to say, we mentioned activity in the Delaware Permian. We think that that is a basin we worked hard over the past two-and-a-half years to establish a footprint and is starting to pay dividends. I think that might be a basin that we would look towards to say that there is significant greenfield projects that we are honing in on around our WIllow Lake and other areas of the basin that we think are going to be a material growth driver for us going forward.

And then, again, around our Marcellus assets up in Northeast Pennsylvania, we continue to see the value of our storage and pipeline network up in that area. We still have a lot of producer activity around that system, as well as a resurgent of utilities that really value the connectivity to storage, the connectivity to diversity of supply. And I think that’s going to bode well not only for our MARC 2 project but continue to see improving margins and additional development opportunities around our Northeast Marcellus assets.

So, I think I would say largely, when we think about growth over the next three to four years, there could be an acquisition or two out there but it is mostly a combination of just our existing contracted portfolio growing efficiently, as well as some new exciting greenfield projects around the core asset positions we have.

J.R. Weston - Raymond James - Analyst

Thanks, that’s very helpful

Bob Phillips - Crestwood Equity Partners LP - Chairman, President and CEO

Thanks, JR. Okay, Josh, are we ready to close? All right, let’s do that. Just a couple of points to investors. Number one, a great quarter by the Crestwood team. Great job guys.

Number two, appreciate the continued support of First Reserve. Very supportive of the merger. They’ve been helping us look at financing projects as our BD people bring them in. So, we appreciate that support.

Very excited about closing the merger in the third quarter and then finishing 2015 strong. We were very explicit about confirming our guidance there.

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AUGUST 05, 2015 / 1:00PM, CEQP - Q2 2015 Crestwood Equity Partners LP and Crestwood Midstream Partners LP Earnings Call

This is an exciting time for Crestwood despite our unit prices. I hope that this is a turning point in the eyes of investors. And we are excited about finishing out the rest of the year. We’ve got a lot on our plate and a better than average amount of activity around our assets.

So, thanks to all the investors who joined us on the call. And that is it. Operator, we are done.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference. You may disconnect your lines at this time. And thank you for your participation.

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